3-7-03

****A/H 3/5/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

03014502

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2003 MAIL PROCESSING SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 53336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lion's Group Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street, 24th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Borofsky (212) 609-0463
(Area Code- Telephone Number)

PROCESSED MAR 21 2003 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN GOLUB KESSLER LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

MAR 20 2003

OATH OR AFFIRMATION

I, David A. Perrault swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lion's Group Trading, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

2/21/03

Notary Public

LAURA R. CORREA
Notary Public - State of New York
No. 01CO6055718
Qualified in New York County
My Commission Expires Mar. 5, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

LION'S GROUP TRADING, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

LION'S GROUP TRADING, LLC
(a limited liability company)

CONTENTS
December 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members
Lion's Group Trading, LLC

We have audited the accompanying statement of financial condition of Lion's Group Trading, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lion's Group Trading, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 24, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

LION'S GROUP TRADING, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash	$ 213,064
Due from Brokers	5,010,678
Securities Owned, at market value	1,558,048
Other Assets	42,452
Total Assets	$6,824,242
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 489,622
Accrued expenses and other liabilities	141,594
Total liabilities	631,216
Members' Equity	6,193,026
Total Liabilities and Members' Equity	$6,824,242

See Notes to Statement of Financial Condition

1. ORGANIZATION:	Lion's Group Trading, LLC (the "Company"), a Delaware limited liability company, was incorporated on May 1, 2001 and commenced trading activities on January 1, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company's operations are exclusively in proprietary trading in equity and option securities quoted on Nasdaq and traded on various national and regional exchanges.
2. SIGNIFICANT ACCOUNTING POLICIES:	Transactions in securities and the related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold not, yet purchased, traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the last business day of the period. Securities owned and securities sold, not yet purchased, traded in the over-the-counter market and not listed on Nasdaq are valued at the last reported bid and ask prices, respectively. No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is not subject to local income taxes. The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.
3. DUE FROM BROKERS:	The clearing and depository operations for the Company's securities transactions are provided primarily by Spear, Leeds & Kellogg, which is a member of major securities exchanges. At December 31, 2002, substantially all of the securities owned and securities sold, not yet purchased, and the amount due from brokers reflected in the statement of financial condition are positions with and amounts due from this broker. Securities owned and securities sold, not yet purchased, are subject to margin requirements.
4. SECURITIES SOLD, NOT YET PURCHASED:	Subsequent market fluctuations may require the Company to purchase these securities at prices that differ from the market value reflected in the statement of financial condition.
5. CONCENTRATION OF CREDIT RISK:	The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of equity options which are derivative financial instruments. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. The writing of options involves elements of market risk in excess of the amount recognized in the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in Members' equity.

7. RELATED PARTY TRANSACTIONS:

Empire Global Holdings, LLC owns the Class A member interests in the Company. Empire Global Holding, LLC also owns interests in Empire Global Services, Inc., Empire Training & Services, Inc., Brokerage System Clearing, LLC and Brokerage Systems Technologies, LLC. These companies provide various services to the Company such as administrative and trading support, computers and support, accounting and operations support, office and other expenses. On a monthly basis, the Company provides funds to each entity to cover such costs and at the end of the month allocations and reconciliations of such expenses attributable to their share of such expenses are recorded.

8. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $5,901,850, which exceeded its requirement of $100,000 by $5,801,850.

LION'S GROUP TRADING, LLC
(a limited liability company)

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Lion's Group Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Lion's Group Trading, LLC (the "Company") for the period from November 1, 2001 (commencement of operations) to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Lion's Group Trading, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Company's management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 24, 2003